Skadden, Arps, Slate, Meagher & Flom llp

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July 29, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Anne Parker
Eiko Yaoita Pyles
Jean Yu
Division of Corporation Finance
Office of Manufacturing

Re:	NextGen Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed July 22, 2021
File No. 333-256168

Ladies and Gentlemen:

On behalf of our client, NextGen Acquisition Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 28, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on July 22, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

July 29, 2021

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 170

1.	Your response to prior comment 5 does not appear to address our comment. Please revise your introductory paragraph to state that your pro forma income statements was prepared assuming that the conversion of Xos’ notes payable occurred on January 1, 2020, or explain how your current disclosures comply with the requirements in Article 11 of Regulation S-X and Release No. 33- 10786.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 170 and 175 of the Amended Registration Statement.

2.	Your revised disclosures on pages 170 and 175 state that your pro forma income statements for the three months ended March 31, 2021 and year ended December 31, 2020 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2021 and January 1, 2020, respectively. However, pro forma adjustments should be computed assuming the transaction occurred at the beginning of the earliest fiscal year presented (i.e. January 1, 2020) and carried forward through any interim period presented. Please revise your disclosures accordingly. Refer to Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 23, 25, 170 and 175 of the Amended Registration Statement.

3.	Your response to prior comment 7 does not appear to address our comment. Please revise to reflect the recognized loss on extinguishment of convertible debt in your pro forma income statement for the year ended December 31, 2020, or explain how your current presentations and disclosures comply with the requirements in Article 11 of Regulation S-X and Release No. 33- 10786.

 Response: In response to the Staff’s comment, the Company has revised its disclosures on page 24, 25, 174 and 178 of the Amended Registration Statement.

* * * *

July 29, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Patrick Ford
NextGen Acquisition Corporation

cc:	Dakota Semler
Xos, Inc.

cc:	Giordano Sordoni
Xos, Inc.

cc:	June S. Dipchand
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Dave Peinsipp
Cooley LLP

cc:	Dave Young
Cooley LLP

cc:	Kristin VanderPas
Cooley LLP

cc:	Garth Osterman
Cooley LLP